Randolf W. Katz, Partner Direct: 949-223-7103 Fax 949-223-7100 RWKatz@BryanCaveLLP.com 334431.1

January 23, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Staff Accountant

Re:	Eternal Energy Corp. Form SB-2/A filed on December 7, 2006 Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarters ended June 30, 2006 and September 30, 2006

Dear Ladies and Gentlemen:

Eternal Energy Corp. (“Eternal”) is pleased to respond to the staff’s December 22, 2006, comment letter. Each comment has been transcribed, with Eternal’s response immediately below. This letter refers to Eternal’s amended Registration Statement on Form SB-2, amended Annual Report on Form 10-KSB/A for its fiscal year ended December 31, 2005, and amended Quarterly Reports on Form 10-QSB for its quarters ended June 30, 2006, and September 30, 2006, each of which has been filed with the SEC.

Form SB-2/A1 Filed on December 7, 2006

General

1.
We previously advised that where comments on one section or document concern similar disclosure appearing in another section or document, you should be sure to make corresponding changes to all related sections and documents. However, in processing your reply, we noted several instances where you did not follow this guidance. As a result, we have included additional comments in this letter to address these matters. Please have this in mind when preparing your amendments.

Interim Financial Statements, page F-24

Note 2 - Description of Business and Development Stage Operations, page F-29

2.
We note that in response to prior comment 7 in our letter dated July 25, 2006 you corrected a reference to your date of incorporation in your annual financial statements. However, you did not similarly correct the date of your incorporation referenced in your interim financial statements. Therefore, we reissue prior comment 7.

Response:

The Form SB-2 has been amended to reflect that the Company was incorporated on July 25, 2003.

Exhibits

3.	Please obtain and file updated consent letters from your current and predecessor auditors in your next amendment to the registration statement.

Response:

The pre-effective amendment number 2 to the Form SB-2 includes updated consent letters from Eternal’s current and predecessor auditors.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005, Filed on November 17, 2006

4.
We note that the auditors’ reports were not included in the amendment to the Form 10-KSB that you filed on November 17, 2006. Further, we note that you filed these reports in a separate, subsequent amendment to Form 10-KSB. Please understand that you must file the complete text of each item that is revised. Therefore, it will be necessary to further amend your document to include the financial statements along with the audit reports. In addition, you will need to file updated officer certifications with this amendment.

Response:

The Form 10-KSB/A has been amended to include the financial statements and the audit reports, along with updated officer certifications.

Form 10-QSB for the Interim Period Ended September 30, 2006

Controls and Procedures, page 18

5.
We previously advised that you would need to correct your disclosures about changes in your internal controls over financial reporting appearing in your 2006 first quarter report to comply with Item 308(c) of Regulation S-B; and although you amended that filing to address this comment, you have not followed this guidance when filing your subsequent interim reports. The guidance in Item 308(c) of Regulation S-B requires that you disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please amend your 2006 second and third quarter Form 10-QSBs to comply with this requirement. We reissue prior comment 11.

Response:

The Form 10-QSB for 2006 Q2 and Q3 has each been amended to revise the Controls and Procedures section accordingly.

We appreciate the Commission’s cooperation in providing Eternal the required time to prepare its responses to the comments set forth in the December 22, 2006, letter. If you have any questions or comments regarding these responses, please feel free to contact me.

Sincerely,

/s/ Randolf W. Katz

Randolf W. Katz

cc: Brad Colby
Jerry Kelly